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Darien Curry

Video Engineer at AT&T

Los Angeles, California · 499 connections · **Contact info**

 **AT&T**

 **General Assembly**

About

Performance-driven and insightful Technician and programmer with proven ability to achieve and exceed all revenue and business development goals in high-pressure environments.
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Activity

494 followers

 **Just finished the course "Programming Foundations: Algorithms"!**
Darien shared this

 **THIS IS THE BOMB!!!! Yesterday, Monday, Jaden Smith's...**
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 Darien shared this
1 Like

 **Nice man. Congrats**
Darien commented

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Experience

 **AT&T**
2 yrs 9 mos

 **Video Operations Specialist**
Dec 2016 – Present · 2 yrs 9 mos
Greater Los Angeles Area

 **Video Specialist**
Dec 2016 – Present · 2 yrs 9 mos
Culver City, CA

Junior Web Developer

Above Line Media

Mar 2016 – Present · 3 yrs 6 mos
Greater Los Angeles Area

• Developed vibrant and dynamic websites based on specific designs.
• Integrated new features into existing web and mobile applications.
• Maintained templates and content management systems.
• Performed testing and deploying web applications.... See more

Video Engineer

 Q Search

Culver City, CA

- Created procedures to ensure transmission and delivery of the best video and audio quality standards.
- Assessing status of video equipment and compression systems including video/audio encoders and transcoders.... See more

Network Operations
Warner Bros. Entertainment Group of Companies

Dec 2014 – Jun 2015 · 7 mos

- Performed test procedures and analyzed results to isolate and determine types of service problems.
- Made timeline adjustments as needed as I supervised multiple projects.
- Edited and managed on air time logs, automation playlists, and server device man... See more

Digital/IT Technician
Warner Bros. Entertainment Group of Companies

Jun 2012 – Aug 2014 · 2 yrs 3 mos

Greater Los Angeles Area

- Compressed features and trailers for vendor Apple iTunes.
- Managed resource and capacity planning for projects and various distribution partners.
- Supervised and trained team members for developmental projects.
- Monitored swing shift workflows adjusting when needed to meet deadlines.... See more

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Education

General Assembly
Front End Web Developer, Front End Web Development

2015 – 2016

This 10 week intensive course gives you the skills to learn to code, speak the language, and implement one's own designs by learning HTML, CSS, JavaScript, and Jquery.

University of Phoenix
Masters, Informations Systems

2010 – 2012

Oakwood University
Bachelor of Arts, Communications

2001 – 2005

Licenses & Certifications

Programming Foundations: Algorithms
LinkedIn
Issued Jul 2019 · No Expiration Date

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Linux: File Sharing Services
LinkedIn
Issued May 2019 · No Expiration Date

See credential

Linux: Kernels and Logging for System Administration
LinkedIn

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Volunteer Experience

Software Developer
Westside Consultants
Nov 2011 • 1 mo
Science and Technology

Skills & Endorsements

Video · 18

Endorsed by **Angela McCrae and 2 others** who are highly skilled at this

Endorsed by **4 of Darien's colleagues at Warner Bros. Entertainment**

Digital Media · 18

Endorsed by **Angela McCrae and 1 other** who is highly skilled at this

Endorsed by **5 of Darien's colleagues at Warner Bros. Entertainment**

Final Cut Pro · 13

Endorsed by **Bruce B. Gordon and 1 other** who is highly skilled at this

Endorsed by **4 of Darien's colleagues at Warner Bros. Entertainment**

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